SEC FILE NO. 70-7727
                                       and
                              SEC FILE NO. 70-8593


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             CERTIFICATE PURSUANT TO
                                     RULE 24
                            OF PARTIAL COMPLETION OF
                                  TRANSACTIONS

                                    GPU, Inc.
                             GPU International, Inc.


- - - - - - - - - - - - - - - - - - - - -
                                        :
     In the matter of                   :
     GPU. INC.                          :   Certificate Pursuant
     GPU INTERNATIONAL, INC.            :   to Rule 24 of Partial
                                        :   Completion of
     SEC File No. 70-7727               :   Transactions
     SEC File No. 70-8593               :
     (Public Utility Holding Company Ac :
     of 1935)                           :
                                        :
- - - - - - - - - - - - - - - - - - - - -




TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, GPU, Inc. ("GPU") and GPU International, Inc. ("GPU International") hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act"), that certain of the transactions proposed in the Applications, as amended, filed in SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:

     The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:


     1.   Financial Statements
          --------------------
     A copy of GPU International's audited Consolidated Balance Sheet as of December 31, 1997 and 1996 and audited Consolidated Statement of Operations for the years ended December 31, 1997 and 1996 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

     2.   Business Activities
          -------------------
Project Development
-------------------
     GPU International continued to engage in project development activities both domestically and internationally (including in Europe, Asia, Africa, and South America).

Project Related Services
------------------------
               GPU International continued to provide management, administrative and/or operating services as of December 31, 1997 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

               Project           Project Owner             Location
               -------           -------------             --------
               Marcal         Prime Energy L.P.               NJ
               Chino          OLS Acquisition Corp.           CA
               Camarillo      OLS Acquisition Corp.           CA

               Onondaga       Onondaga Cogeneration L.P.      NY
               Lake           Lake Cogen L.P.                 FL
               Pasco          Pasco Cogen L.P.                FL
               Syracuse       Project Orange Associates L.P.  NY
               Brooklyn       Brooklyn Energy L.              Canada
               Mid-Georgia    Mid-Georgia Cogen, L.P.         GA


     3.Guarantees  which  GPU has  Agreed  to  Grant
       ----------------------------------------------
        No  matters  to be reported.

     4.   Guarantees Issued
          -----------------
               GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period October 1, 1997 through December 31, 1997:

(a) On February 26, 1996, a letter of credit in the face amount of $30,000 was issued by Citibank pursuant to its credit agreement with GPU International ("Citibank Credit Agreement") to support a bid for a 500 MW coal-fired generating plant in Punjab State, India. The letter of credit carries a fee equal to 0.5 of 1 percent per annum of the face amount plus a .10 percent fronting fee. The letter of credit is scheduled to expire on June 30, 1998.

(b) On June 16, 1994, a letter of credit in the face amount of $5 million was issued by Chase Manhattan Bank in favor of Mellon Bank to support debt service coverage on the Onondaga Project. The letter of credit carries a fee equal to

0.7 of 1 percent per annum of the face amount, and is scheduled to expire on June 15, 1998. GPU entered into the related reimbursement agreement.

               In addition, the following guarantees were outstanding during the period October 1, 1997 through December 31, 1997:

(a) As of October 18, 1995, a guarantee of amounts up to $122,750,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Equity Bridge Lenders and the Secured Parties in connection with the Termobarranquilla (TEBSA) project in Colombia.

(b) GPU International has guaranteed the obligations of GPUI Colombia Ltda., and International Power Advisors, Inc. (the Operators), each of which are subsidiaries ofg GPU Power, Inc. (GPU Power), under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

(c) GPU has guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term. In addition, GPU has guaranteed to pay any documentary stamp taxes and intangible personal property taxes should these taxes become due and payable in connection with the lease.

(d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation ("EI Fuels"), under the Natural Gas Facilities Agreement ("Facilities Agreement"), dated as of November 30, 1995. Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of Warner Robins (the "City") for (a) Fixed Monthly Lease Charge (as defined in the Facilities Agreement) and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000, payable commencing on the in service date, subject to reduction in certain circumstances, for a term of 31 years (approximately $8,928,000).

(e) GPU has guaranteed (I) $32 million for the purpose of funding, on an interim basis, the equity investment in Mid-Georgia Cogen L.P., which will be used to finance the construction of the facility and (ii) $7 million for a construction completion guarantee. GPU has also guaranteed up to an additional $9 million in letter of credit obligations on behalf of Mid-Georgia, which will become effective upon commercial operation expected by mid-1998.

     5. Services obtained from associated companies
        -------------------------------------------
          Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided during the period October 1, 1997 through December 31, 1997 was $304,429.

     6.   Services provided to associated companies
          -----------------------------------------
          A description of services provided by GPU International to associate companies during the period October 1, 1997 through December 31, 1997 will be filed separately under a request for confidential treatment under Rule 104(b)

     7.   Investments  by  GPU  in  Qualifying   Facilities,   Exempt  Wholesale
          ----------------------------------------------------------------------
   Generators  and Foreign  Utility  Companies,  and Percentage of Equity
   ----------------------------------------------------------------------
   Ownership
   --------
          Set forth below is a summary of the direct or indirect investments by GPU, as of December 31, 1997 in qualifying facilities
      (QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.




                                    Book Value
                          FUCO,     of GPU        GPU's%       Owners not affiliated with GPU
                          QF        Investment    Equity       ------------------------------
Associate                 or        at 12/31/97   Owner-                              Type of
Company                   EWG       ($000)        ship       Name of Entity            Entity
---------------------------------------------------------------------------------------------

Prime Energy, LP          QF        $ 7,410        50%      Prudential Insurance      Domestic
                                                                 Company of America

OLS Power, LP             QF            -           1%      Prudential Insurance      Domestic
                                                                 Company of America

Onondaga                  QF          13,513       50%      NationsCredit Commercial  Domestic
Cogen,  LP                                                           Corporation

Lake Cogen, Ltd           QF          16,338       49.9%    Lake Interest Holdings,   Domestic
                                                                     Inc.
                                                                 New Lake Corporation     "

Project Orange            QF          1,886        4%       G.A.S. Orange Partners,LP Domestic
Associates, LP                                              NCP Syracuse Inc.             "
                                                               Syracuse Investment Inc.   "
                                                               Stewart & Stevenson        "
                                                                 Operations, Inc.
                                                               Met Life Capital "
                                                                     Corporation
Mid-Georgia            EWG &          (280)*       100%      Not Applicable           Domestic
Cogen, LP                 QF

NCP Houston              EWG            810*                 Not Applicable             N/A
Power Incorporated

Pasco Cogen,              QF          16,199       49.9%     DCC Project Finance Ten   Domestic
Ltd.                                                               Inc.
                                                                 PAS Power Company        "
                                                                 Pasco Int. Holding, Inc. "
                                                                 Pasco Project Investment "
                                                                 Partnership LP


Selkirk Cogen         EWG &           12,105        19%          JMC Selkirk, Inc.
Domestic                 QF                                     Cogen Technologies        "
Partners, LP                                                       Selkirk GP, Inc.
                                                                 Cogen Technologies "
                                                                      Selkirk, LP
                                                                  JMCS I Investors, LP     "

Empresa                EWG            49,101       50%          Cititrust (Bahamas)     Foreign
Guaracachi S.A.                                                   Limited


                            Book Value
                  FUCO,     of GPU        GPU's%     Owners not affiliated with GPU
                  QF        Investment    Equity     ------------------------------
Associate         or        at 12/31/97   Owner-                                 Type of
Company           EWG       ($000)        ship        Name of Entity              Entity
----------------------------------------------------------------------------------------

Guaracachi        EWG     $34,653*        100%     Not Applicable                 N/A
America, Inc.

GPU Power, Inc.   EWG      31,269*        100%     Not Applicable                 N/A

EI International  EWG         222*        100%     Not Applicable                 N/A

GPU International EWG         179*        100%     Not Applicable                 N/A
Colombia, Ltda

Solaris Power     FUCO     106,317         50%     Australian Gas Light,         Foreign
                                                     Co.

Victoria Electric FUCO    114,911*        100%     Not Applicable                 N/A
Inc.

Midlands          FUCO     517,209         50%     Cinergy Corp.                 Domestic
Electricity plc

GPU PowerNet      FUCO   1,700,619        100%     Not Applicable                 N/A
Pty. Ltd.

GPU Australia     FUCO     42,432*        100%     Not Applicable                 N/A
Holdings, Inc.

Austran Holdings  FUCO    226,836*        100%     Not Applicable                 N/A
Inc.

Termobarranquilla EWG      (2,510)         29%     ABB Energy Ventures,          Foreign
S.A.                                                 Inc.
                                                   Lancaster Distral Group          "
                                                   Corporacion Electrica            "
                                                     De la Costa Atlantica

EI Barranquilla,  EWG     (2,011)*        100%     Not Applicable                  N/A
Inc.

Barranquilla      EWG          59*        100%     Not Applicable                  N/A
Lease Holdings, Inc.

Los Amigos Leas-  EWG        12           100%     Not Applicable                  N/A
ing Company, Ltd.

EI Services       EWG        (24)*        100%     Not Applicable                  N/A
Canada, Ltd.

                          Book Value
                  FUCO,   of GPU        GPU's%  Owners not affiliated with GPU
                  QF      Investment    Equi    ------------------------------
Associate         or      at 12/31/97   Owner-                          Type of
Company           EWG     ($000)        ship         Name of Entity      Entity
-------------------------------------------------------------------------------


EI Canada         EWG         20*       100%     Not Applicable           N/A
Holding, Ltd.

EI Brooklyn       EWG          --       100%     Not Applicable           N/A
Investment, Ltd.

EI Brooklyn       EWG         20*       100%     Not Applicable           N/A
Power, Ltd.


Brooklyn Energy,  EWG          --        75%     Polsky Energy Corp.     Foreign
LP                                                 of Brooklyn
                          _______                Brooklyn CoGen Limited  Foreign

GPU's Aggregate
 Investment*           $2,438,199
                       ==========




(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.



               As of December 31, 1997, GPU also owned, directly or indirectly, interests in the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Philippines, Inc.; GPU International Asia, Inc.; International Power Advisors, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.; China Power Partners, L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners, L.P.; EI Power (China)II, Inc.; Nanjing Power Partners, L.P.; EI Power (China) III, Inc.; and Zhuang He Power Partners, L.P. Of those listed, GPU owns a 50% interest in China Power Partners, L.P., Ming Jiang Power

Partners, L.P., Nanjing Power Partners, L.P., and Zhuang He Power Partners, L.P; the remaining interests of such EWG's are owned by Intesol International, Ltd., a Hawaii corporation. GPU owns a 100% interest in each of the other EWGs.

8. During the period October 1, 1997 through December 31, 1997 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

                     ---------------------------------------

          In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in items 4 above, the following is reported:

     1.   Financial Statements
          --------------------
          A copy of GPU Electric, Inc.'s ("GPU Electric") and GPU Power, Inc.'s (GPU Power) audited Consolidated Balance Sheets as of December 31, 1997 and 1996 and audited Consolidated Statement of Operations for the years ended December 31, 1997 and 1996 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

     2.   Investments in Exempt Entities
          ------------------------------
          On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which is currently known as GPU PowerNet, from the State of Victoria, Australia for A$2.6 billion (approximately U.S. $1.9 billion).

The PowerNet acquisition was financed through: (1) a senior debt facility of A$1.9 billion (approximately U.S. $1.4 billion), which is non-recourse to GPU, Inc.; (2) a five year U.S. $450 million bank credit agreement which is guaranteed by GPU, Inc.; and (3) an equity contribution of U.S. $50 million from GPU,Inc.

          GPU Electric (through its investment in Austran Holdings) entered into the A$1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan Australia Securities Limited. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. The terms of the Facility Agreement are as follows:


                                                       As of 12/31/97
                     Amount            Term            Interest Rate
                     ------            ----            -------------
Tranche A      A$481.250 million       364 days            5.51%
Tranche B      A$721.875 million       3 years             5.59%
Tranche C      A$721.875 million       5 years             5.71%

          As of December 31, 1997, GPU Electric has outstanding borrowings of A$1.9 billion (approximately U.S. $1.3 billion) under the Facility Agreement.

          GPU Electric (through its investment in Australia Holdings) entered into the $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. The Credit Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type (Adjusted Base Rate Advance or Eurodollar Rate Advance) at the company's discretion.

          Interest for the Adjusted Base Rate Advance is calculated at the higher of Chase Manhattan's base rate or the Federal Funds rate plus 1/2 percent, payable quarterly. Interest for the Eurodollar Rate Advances is calculated at the London Interbank Offering Rate (LIBOR) plus an applicable margin ranging from 0.20% to 1.25%, payable on the last day of the interest period.

          Borrowings under the Credit Agreement are repayable annually on each anniversary of the acquisition in increments of $90 million with the final payment due in November 2002. As of December 31, 1997, GPU Electric has $450 million of outstanding borrowings under the Credit Agreement with interest calculated at 6.2% per annum.

          In connection with the acquisition of Midlands Electricity plc ("Midlands") discussed in Item 3 below, EI UK Holdings, Inc. ("EI UK") entered into a term loan agreement (the "Term Loan") dated as of May 6, 1996, with a syndicate of banks, the Chase Manhattan Bank, N.A., as administrative agent, Citibank, N.A., as syndication agent, Citicorp Securities, Inc. and Chase Securities Inc., as arrangers. The Term Loan provides, among other things, for EI UK borrowings from time to time of up to pounds sterling 340 million, or approximately U.S. $561.2 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001.

          The borrowing interest rate is based on the LIBOR plus an applicable margin as defined in the Term Loan corresponding to the debt ratings of GPU. As of December 31, 1997, EI UK had aggregate borrowings of pounds sterling 340 million, or approximately U.S. $561.2 million, outstanding under the Term Loan. EI UK invested such funds in Midlands through Avon Energy Partners Holdings ("Holdings"). The borrowings bear interest at 6.7125 percent per annum, which was based on the LIBOR at December 9, 1996, plus a .525 percent margin.

          On November 22, 1995, GPU acquired all of the capital stock of GPU Electric and made capital contributions of $48 million. The capital contributions were used by GPU Electric to acquire Solaris Power ("Solaris") (through Victoria Electric, Inc.). During August 1996, Victoria Electric Holdings, Inc., a wholly owned subsidiary of GPU Electric, was established to hold the investment in Victoria Electric, Inc.

          On November 20, 1995, GPU Electric entered into a credit agreement (the "Credit Agreement") with Citibank Limited as the Participant and Arranger, for which Citisecurities Limited is the Agent. The Credit Agreement provides, among other things, for revolving credit borrowings by GPU Electric from time to time through November 20, 1998, subject to extensions for two years at the sole discretion of the Participant, in amounts not to exceed an aggregate of Australian $95 million outstanding at any one time. In August 1996, the Credit Agreement was transferred to Victoria Electric Holdings, Inc. Borrowings are guaranteed by GPU. The proceeds of such borrowings were used to fund, in part, GPU's investment in Solaris.

     Notes issued under the Credit Agreement bear interest at the Bill Discount Rate which is equal to the mean "bid rate" quoted on the page entitled "BBSY" on the Reuters Monitor System at or about 10:00am (Sydney time) on the Funding Date. As of December 31, 1997, the remaining outstanding balance of the borrowing amounted to Australian $79.9 million, or approximately U.S. $52 million.

   3.Description of Exempt Entities in Which There are Funds Invested
     ----------------------------------------------------------------

       Selkirk Cogen Partners, L.P. (Selkirk)
       --------------------------------------
       Selkirk owns and operates two natural gas-fired combined-cycle cogeneration facilities located in Bethlehem, New York: a 79.9 megawatt (MW) facility and a 270 MW facility.

Brooklyn Energy, L.P. (Brooklyn)
--------------------------------
     Brooklyn owns a 24 MW wood and oil-fired cogeneration facility located in Brooklyn, Nova Scotia, Canada. Commercial operation of the facility commenced in April 1996. Since April 1996, when Brooklyn entered into commercial operation, the project has experienced operating cash deficits primarily due to a reduction in the electric energy rate and suboptimal equipment performance. These deficits were partially funded by advances from both GPU International and its subsidiary EI Services Canada Limited, the project operator. As a result of these operating cash deficits, Brooklyn has been unable to make (i) principal payments under the terms of its nonrecourse credit obligation and (ii) full payment to, among other providers, EI Services Canada Limited for operating and maintenance services.

                  During 1997, Brooklyn received several default notices from its Lenders for failure to pay principal and interest as required under the Credit Agreement. Under the terms of the Credit Agreement, if an Event of Default has occurred and is continuing the Lenders have the right to enforce certain remedies which include but are not limited to acceleration of the entire principal amount of the Loan.
         As of December 31, 1997, GPU International has made capital contributions in Brooklin totaling Canadian $12.9 million (approximately U.S. $9 million) and has provided Canadian $4.2 million (approximately U.S. $3 million) of funding to EI Services Canada Limited and Brooklyn to pay past due operating expenses. In 1997, GPU International recorded a provision of U.S. $7.9 million to fully reserve its investment balance and advances due to both GPU International and EI Services Canada Limited.

Empresa Guaracachi, S.A.
------------------------
         In July 1995, GPU Power, through Guaracachi America, Inc., acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A., an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing one-third of Bolivia's generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand.

Solaris Power ("Solaris")
-------------------------
         In November 1995, GPU Electric, through Victoria Electric, Inc., together with the Australian Gas Light Company, acquired Solaris for a total purchase price of approximately $712 million, of which GPU Electric's 50% share is $356 million. GPU Electric has made an equity investment in Solaris of approximately $112 million; the balance of the purchase price was provided through non-recourse borrowings by Solaris from an Australian bank syndicate. Solaris, which provides electric service to more than 240,000 customers in and around Melbourne, Australia, was sold by the government of Victoria through a competitive bid as part of that state's privatization of the electric industry. GPU Electric is required to sell its interest in Solaris due to cross-ownership restrictions imposed when it acquired PowerNet.

Termobarranquilla, S.A.
-----------------------
         In October 1995, GPU Power, through EI Barranquilla, Inc., completed the financing for and acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos ("TEBSA"), an existing 180 MW gas-fired generating plant in Barranquilla, Colombia and TEBSA began the construction of a new 780 MW gas-fired plant adjacent to the existing plant (the "Barranquilla Project"). Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica under a 20-year contract. Total project costs, including the acquisition of the existing plant, are expected to be $756.2 million, of which GPU Power's equity contribution is expected to be approximately $65 million.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------
         Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. ("Leaseco"), procures equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.

Midlands Electricity plc
------------------------
         In May, 1996, GPU and Cinergy Corporation formed Avon Energy Partners plc ("Avon"), a wholly-owned subsidiary of Holdings. Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned subsidiary of GPU Electric.

         EI UK invested approximately $585.7 million in Holdings by borrowing such proceeds through a GPU guaranteed five-year bank term loan facility. Holdings has borrowed approximately $1.6 billion through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

         Midlands, distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England. In addition, Midlands owns and has under development a number of international generation projects.
PowerNet
--------
         PowerNet owns and operates the existing high-voltage electricity transmission system in the State of Victoria, Australia. The PowerNet transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

4.       Services Obtained From Associated Companies
         -------------------------------------------
         GPU Energy provided administrative services to GPU International Australia in the amount of $97,150, for the three months ended December 31, 1997,in support of the development and management of Solaris' operations.

         GPU Service, Inc. provided administrative services to GPU Power in the amount of $3,685 for the three months ended December 31, 1997, related to the oversight and management of GPU Power's operations.

         GPU Service, Inc. provided administrative services to GPU Electric in the amount of $117,236 for the three months ended December 31, 1997, related to the oversight and management of GPU Electric's operations.

5.       Services Provided to Associated Companies
         -----------------------------------------
         A description of services provided by GPU Electric and GPU Power to associate companies during the period October 1, 1997 through December 31, 1997 will be filed separately under a request for confidential treatment under Rule 104(b)

         In Accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

         a) GPU, Inc.'s aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. GPU Inc.'s aggregate investment as of December 31, 1997 is as follows:
                                                                  (In Thousands)
                                                                  --------------
FUCOs
-----
Solaris Power                                                            117,417
Midlands Electricity plc                                                 564,516
GPU PowerNet                                                             500,000
                                                                       ---------
         Subtotal                                                      1,181,933
                                                                       ---------
EWGs
----
Mid-Georgia Cogen, L.P.                                                   39,000
Selkirk Cogen, L.P.                                                       12,104
Brooklyn Energy, L.P.                                                     10,510
Termobarranquilla, S.A.                                                  122,750
Empresa Guaracachi, S.A.                                                  48,645
Development projects                                                       2,291
                                                                       ---------
         Subtotal                                                        235,300
                                                                       ---------
         Aggregate Investment in FUCOs and EWGs                    $   1,417,233
                                                                       =========

         b)       As of December 31, 1997
                  (In Thousands)

                GPU, Inc.'s Aggregate Investment in FUCOs and EWGs   $ 1,417,233

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
Total capitalization                $         8,899,028                 15.9%
Net utility plant                   $         7,509,571                 18.9%
Total consolidated assets           $        12,924,708                 11.0%
Market value of common equ          $         5,090,074                 27.8%

         c)       GPU, Inc. and Subsidiary Companies
                  Consolidated Capitalization Ratios as of December 31, 1997 (In Thousands)
                                               Amount                 %
Common equity                             $  3,099,930              34.8
Cumulative preferred stock                     170                   1.9
Subsidiary-obligated mandatoril
 redeemable preferred securities               330,000               3.7
Long-term debt                               4,945,406              55.6
Notes payable                                  353,                  4.0
                                             ---------              ----
         Total capitalization            $   8,899,028             100.0%
                                             =========             ======

         d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at December 31, 1997

Closing Market Price per Share                                $   42.1250
Book Value per Share                                          $   25.59
Market-to-Book Ratio of Common Stock                              164.6%

         e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:


                                                                (In Thousands)
                                                                --------------
Retained Earnings as of 12/31/97                              $   2,140,712
Retained Earnings as of 9/30/97                                   2,175,590
                                                                  ---------
Growth in Retained Earnings                                   $    (34,878)
                                                                 ==========

Analysis of Growth in Retained Earnings:
----------------------------------------
Income (loss) contribution from GPU Energy companies          $      64,437
Income (loss) contribution from FUCOs/EWGs/Project Parents           34,986
Income (loss) contribution from other subsidiary companies          (6,513)
Cash dividends declared on common stock                           (120,822)
Other adjustments                                                   (6,966)
                                                                    -------
Growth in Retained Earnings                                   $    (34,878)
                                                                   ========

         f) Statements of operations for the year ended December 31, 1997 for each of the following Project Parents and Exempt Entities, other than Selkirk Cogen Partners, LP, will be filed separately under a request for confidential treatment pursuant to Rule 104(b):

         -        Mid Georgia Cogen, LP
         -        NCP Houston Power Incorporated
         -        Selkirk Cogen Partners, LP - incorporated by reference to
                                       22

Selkirk's report on Form 10-K for the year ended December 31, 1997 filed with the SEC.
         -        Empresa Guaracachi, S.A.
         -        GPU International Colombia, Ltda.
         -        Solaris Power
         -        Midlands Electricity, plc
         -        Termobarranquilla, S.A.
         -        Los Amigos Leasing Company, Ltd.
         -        EI Services Canada, Ltd.
         -        Brooklyn Energy, LP
         -        GPU International Australia Pty Ltd.
         -        GPU PowerNet Pty. Ltd.

                                    SIGNATURE
                                    ---------

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                                    GPU, Inc.



                                             By:
                                                  T. G. Howson
                                                  Vice President and Treasurer


                                             GPU International, Inc.




                                             By:
                                                   B. L. Levy
                                                   President


Date:    April 28, 1998